U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

NEWBRIDGE GLOBAL VENTURES, INC.

(Name of Registrant as Specified in Its Charter)

Delaware	0-11730	84-1089377
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

626 East 1820 North

Orem, UT 84097

(Address of principal executive offices)

(801) 362-2115

(Issuer’s telephone number)

Approximate Date of Mailing: August 3, 2018

EXPLANATORY NOTE

This Combined Information Statement is unchanged but for typographical errors relating to the table setting forth the number of shares of common stock beneficially owned by the following persons or groups assuming the closing of the Share Exchange.

NewBridge Global Ventures, Inc.

626 East 1820 North

Orem, UT 84097

Tel: (801) 362-2115

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

August 2, 2018

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share of NewBridge Global Ventures, Inc., a Delaware corporation in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR

INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE

SHAREHOLDERS OF NEWBRIDGE GLOBAL VENTURES, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE

COMPANY A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Robert Bench, Chief Financial Officer, President of NewBridge Global Ventures, Inc., 626 East 1820 North, Orem, UT 84097; Telephone (801) 362-2115.

By Order of the Board of Directors, Mark Mersman Chief Executive Officer,

August 2, 2018

INTRODUCTION

This Information Statement is being furnished to all stockholders who were holders of record of common stock of NewBridge Global Ventures, Inc. (the “Company”) at the close of business on July 18, 2018, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Company’s Board of Directors (the “Board”) is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with SEC Rule 14f-1. This Information Statement is being mailed to the stockholders on or about July 19, 2018.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On July 14, 2018, NewBridge Global Ventures, Inc. (“NewBridge” or the “Company”) entered into a certain Share Exchange and Purchase Agreements (the "Share Exchange Agreements"), with the members and shareholders (“Holders”) of the following companies: 725 E 11th, LLC, a California limited liability company; Mad Creek Farm, LLC, a California limited liability company; Timothy Lane, LLC, a California limited liability company; 5 Leaf, LLC, a California limited liability company; GLML, LLC, a California limited liability company and Roots Nursery, Inc., a California corporation (the “Acquired Companies”) to acquire all of the issued and outstanding membership interests and capital stock of the Acquired Companies (the “Acquired Interests”) from the Holders, pursuant to which the Holders agreed to exchange all of the Acquired Interests of the Acquired Companies for an aggregate of 31,000,000 shares of the Company’s common stock (the “Share Exchange”). The closing of the Share Exchange (“Closing”) took place on or about July 30, 2018.

Upon the Closing of the Share Exchange, the Company became the sole owner of the Acquired Companies and, immediately following the Share Exchange, the Holders owned approximately 76% of the issued and outstanding shares of the Company’s common stock immediately thereafter and as such have the ability to elect the Company’s board of directors.

In connection with the Closing of the Share Exchange, the Company anticipates to change its management and reconstitute its Board of Directors. Effective upon the Closing of the Share Exchange, Sam Mac, Ellen Gee and Eric Tran (collectively, the “Incoming Directors”) shall be elected as members of the Board. Robert Bench shall be retained as the Chief Financial Officer, Ole Sigetty shall remain as a director and Mark Mersman shall be retained as the Chief Executive Officer, Chairman and a Director.

The change in the Company’s Board of Directors is expected to take place in connection with the Closing and approximately 10 days after the filing of this Information Statement with the SEC.  The appointment of the new Board of Directors of the Company will not be effective until at least ten (10) days after the mailing of this Information Statement to stockholders of the Company (the “Effective Date”).

           This Information Statement is being mailed on or about August 3, 2018 to all holders of record as of July 30, 2018.  A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Directors. You are not required to take any action with respect to the appointment of the Incoming Directors.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of July 30, 2018, the authorized capital stock of the Company consisted of 100,000,000 shares of Common Stock and 400,000 shares of preferred stock and the total number of issued and outstanding shares was 40,851,439 shares of Common Stock. Upon the Effective Time and following the closing of the private placement and issuance of other stock grants, the Company will have 57,113,555 shares of Common Stock and no shares of Preferred Stock issued and outstanding. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CHANGE OF CONTROL

Pursuant to the terms of the Exchange Agreement by and among the Company, the Acquired Companies, and the Holders, on the date of the Closing, Acquired Companies will become our wholly-owned subsidiaries, the Holders will collectively hold approximately 76% of our issued and outstanding capital stock.  The transactions contemplated by the Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Company’s shares issued to the former shareholders of the Acquired Companies were issued in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”). Sam Mac, Ellen Gee and Eric Tran (collectively, the “Incoming Directors”) shall be elected as members of the Board. In addition, Scott Cox shall remain as the Company’s President, Robert Bench shall be retained as the Chief Financial Officer, Ole Sigetty shall remain as a director, Mark Mersman shall be retained as the Chief Executive Officer, Chairman and a Director and J. Martin Tate shall remain as the Secretary. Because of the issuance of securities in the Exchange Agreement as well as the election of the directors proposed to take office as of the Effective Date, there will be a change-of-control of the Company.

Our completion of the transactions contemplated under the Agreement which will be subject to the satisfaction of certain contingencies and compliance with regulatory requirements which shall be set forth in the Exchange Agreement. Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing, and distribution to our shareholders of this Information Statement. There can be no assurance that the Share Exchange will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information for the proposed incoming directors and incoming officers after the forthcoming change in officers and directors.  The following changes are contingent upon the Closing of the Share Exchange.

Name	Age	Positions(s)
Executive Officers
Mark Mersman	50	Chief Executive Officer, Director, Chairman
Robert Bench	68	Chief Financial Officer
Scott Cox	45	President
J. Martin Tate	46	Secretary
Non-Employee Directors
Sam Mac	41	Director
Ellen Gee	47	Director
Eric Tran	43	Director
Ole Sigetty	58	Director

The Board of Directors is comprised of only one class. All of the directors serve for a term of one year and until their successors are elected at the Company’s annual shareholders’ meeting and are qualified, subject to removal by the Company’s shareholders. Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our Incoming Directors and Incoming Officers includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directors to the conclusion that he or she should serve as a director and/or executive officer.

The following describes the business experience of the director and executive officers prior to their appointments:

Executive Officers

Mark Mersman, Chief Executive Officer, Director and Chairman- Mr. Mersman currently serves as a consultant to three ancillary cannabis companies. Mark has also been providing consulting services for two cannabis focused investment funds since 2016.  In early 2017 Mark worked with David Nagel, Esq. of Feldmann Nagel, LLC, a prominent cannabis law firm, to lobby for the passage of Colorado S.B. 25. The bill was passed and a portion of the Colorado Marijuana Tax Cash Fund was appropriated to education for the CO public school system. Previously, Mr. Mersman co-founded and served as President of Unity Resources, LLC and Legacy Income Properties, LLC. Mr. Mersman had been leading a team in evaluating and investing in minerals and royalties for families and institutions.  Mr. Mersman has formed and has managed over 10 private investment funds, altogether encompassing over $10 million and in excess of 100 mineral and royalty acquisitions and divestitures. Mr. Mersman was founder and President of Mersman Capital Management, Inc., a private wealth advisory firm formed in September 2007 that provided portfolio management for a small group of high net worth individuals. Mersman Capital Management’s portfolio was sold and transitioned to another advisory firm in December of 2015. Prior to forming Mersman Capital Management, Mr. Mersman served as Regional Vice President for Fisher Investments from April 2000 to September 2007, where he managed a combined client portfolio of representing over $200 million. Mr. Mersman has previously held FINRA licenses 7, 63, and 65, and held the designation of Chartered Retirement Planning Counselor. Mr. Mersman is a graduate with a B.B.A. in Marketing and Finance from the University of Arkansas

Robert Bench, Chief Financial Officer- Mr. Bench has served as our Chief Financial Officer since October 2007 and as a member of our Board of Directors from December 2007 until 2014.  Mr. Bench was a founder and since April 1999 has been a managing member of BayHill Group LC, a consulting group focused on assisting microcap companies (“BayHill Group”). From January 2005 until April 2007, he also served as the Chief Financial Officer of Innuity, Inc. (INNU), software as a service company that delivers applications for small business. From November 2000 until August 2004, he also served as Chief Financial Officer of The SCO Group (SCOX), a developer and marketer of software applications and operating systems. Mr. Bench is a certified public accountant and holds a bachelor’s degree in accounting from Utah State University.

Scott Cox, President- Mr. Cox has over 20 years of experience in the management and operations of public and private companies. Since October 2015, Mr. Cox has served as a Principal in Basin Capital, Inc., a private family office focused on the acquisition and divestiture of oil and gas properties and various entrepreneurial ventures. Prior to Basin Capital, from July 2013 to October 2015, Mr. Cox served as Vice President of Land for Breitling Energy Corporation  where he was instrumental in acquiring over $20 million in producing and non-producing oil and gas properties. Prior to that he served as Director of Operations for Frontier Oilfield Services, Inc from September 2012 where he helped lead a public company acquisition and roll-up of 2 privately owned oilfield service companies. Mr. Cox attended Eastern New Mexico University where he studied Business Administration.

J. Martin Tate, Secretary- Mr. Tate has served as the Company’s secretary since February 2018.  Mr. Tate is a Partner at the law firm of Carman Lehnhof Israelsen, LLP and has served in such capacity since May 2009.  Mr. Tate obtained his juris doctorate from the University of Georgia in 1999 and earned a bachelor’s degree from the University of Utah in 1996.

Board of Directors

Ole Sigetty, Director- Mr. Sigetty has served as a Director since November 2014. Mr. Sigetty is an experienced professional with more than 30 years as an attorney-at-law in Denmark.  Mr. Sigetty is admitted to the Supreme Court of Denmark where he appears regularly. Mr. Sigetty is a senior partner of the Law Firm Németh & Sigetty A/S, Copenhagen, Denmark. During his professional work, Mr. Sigetty, has practiced business law and litigation with a focus on M&A transactions, contract law, and public listings. Mr. Sigetty has served on several boards as both director chairman including the position of chairman of the board of Guava A/S, a Danish online marketing company listed on the Danish Share Exchange in the period 2004-2009, director and chairman of the board Norwegian listed entertainment company, Nio Inc., in the period 2012-2013, director and chairman of the board of International Food Science Center A/S and director of MMC Optical A/S, director of Seven Seas Clothing Co. A/S.  Mr. Sigetty holds a Master of Arts in Journalism and Public Affairs from the American University in Washington D.C.

Sam Mac, Chief Operating Officer and Director – Mr. Mac has over 20 years in the Cannabis Industry. 23 Build-outs ranging from 2,000 square feet to over 15,000 square feet. Co-founder of D&S Garden Supplies grew from 1,500 square foot storefront to a 20,000 square foot super store and warehouse. Mr. Mac’s focused areas of expertise include, Zoning and Code Regulations, Construction, Building and Architectural Design, Irrigation, Security Systems, Ventilation/HVAC and CO2 systems, Electrical Capacity, Dispensary, Hydroponic Suppliers, Mechanical, Plumbing Regulations, Fire and Safety, Licensing and Permits. Sam holds a Bachelor of Science Degree with a major in electronics from Heald College and speaks fluent Cantonese and Manda.

Ellen Gee, Senior Vice President and Director – Ms. Gee has over 20 years of experience in corporate finance, management and real estate acquisition. Ms. Gee currently is co-founder and manager of several cannabis operations in Oakland, California. Her cannabis experience ranges from zoning and code regulations to licensing and permits. She also performs budgeting and forecasting functions, as well as property analysis, for all Oakland cannabis operations. From 2004 to 2006, Ms. Gee served as special aide to Mayor Jerry Brown of Oakland, current governor of California. Prior to that, she was founder and President of Incentive Plus International Travel. She also served as Chairman of the Board. During her professional career, she served as financial advisor to Hill Glazier Architects and EF Education in Sweden. Ms. Gee attended San Francisco State University where she received a Bachelor of Science in Finance. Ms. Gee also received a Master of Science in Taxation at Golden Gate University in San Francisco.

Eric Tran, Senior Vice President of Operations and Director – Mr. Tran has over 25 years’ experience in the cannabis industry including breeding, cloning, cultivation and facility buildout. Eric has overseen the buildout and management of over 50 facilities ranging in size from 1,000 to 100,000 square feet. Mr. Tran has built several successful businesses including Roots Nursery and D&S Garden Supplies, a 20,000 square facility providing gardening supplies to cannabis cultivators throughout California and the U.S.

Terms of Office

             The Company’s proposed directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Delaware General Corporation Law. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

             The Company’s incoming officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Share Exchange, other than our executive officers.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Certain Relationships and Transactions

             There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors and Incoming Officers. During our fiscal year ended December 31, 2017, the previous fiscal year and the interim period ended July 31, 2018, there were no transactions with related parties other than as noted below. To our knowledge, and except as set forth below, the proposed Incoming Officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Other than the Share Exchange and the transactions described below, there has been no transaction, since December 31, 2017, or currently proposed transaction, in which our Company was or is to be a participant and the amount involved exceeds $5,000, being the lesser of $120,000 or one percent of our total assets at December 31, 2017, and in which any of the following persons had or will have a direct or indirect material interest:

(a)any director or executive officer of our company;

(b)any person who beneficially owns, directly or indirectly, more than 5% of any class of our voting securities;

(c)any person who acquired control of our company when it was a shell company or any person that is part of a group, consisting of two or more persons that agreed to act together for the purpose of acquiring, holding, voting or disposing of our common stock, that acquired control of our company when it was a shell company; and

(d)any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

On May 18, 2017, the Company entered into an Equity Purchase Agreement dated May 9, 2017 (“First Purchase Agreement”) with Kodiak Capital Group, LLC (“Kodiak”), whereby GHS agreed to purchase up to 10,000,000 shares of its common stock, par value $0.0001 per share at a price of $0.10 per shares (the resulting in an aggregate gross proceeds to the Company of up to $1,000,000.  In addition, the Company extended a convertible promissory note in the amount of $50,000.  On September 29, 2017, this First Purchase Agreement was terminated and the Company issued to Kodiak 161,290 shares of its common stock in full settlement of those obligations.

Effective August 31, 2017, the Company entered into an Agreement on Transfer of Shares (“Transfer Agreement”) with NABUfit Finance ApS, a Danish company (“NFA”) wherein the Company agreed to sell to NFA and NFA agreed to purchase from the Company all of the issued and outstanding shares owned by the Company in its three wholly owned subsidiaries, NABUFIT Global, ApS, a Danish company (“ApS”), NABUFIT IP ApS, a Danish Company (“IP”) and NABUFIT China Ltd. (“China,” and together with ApS and IP, the “Subsidiaries”). The purchase price paid by Buyer for the Subsidiaries was DKK 250,000 (USD $40,000), plus possible additional consideration of up to DKK 350,000 ($56,000) in payments related to tax refunds due to the Subsidiaries in the fourth quarter of 2017.  The actual tax refund ended up being approximately $40,000.  NFA is owned by Morten Krarup, the former Chief Business Development Officer, director and significant shareholder.

On or about September 26, 2017, the Company entered into Subscription Agreements (“Subscription Agreements”) with Zat Invest, Hans Kjaer Holding and Brian Mertz for the purchase of 666,632 shares of restricted common stock at a per share price of $0.31 per share for a total consideration of US $201,280.  The purchase of the shares was consummated on or about October 5, 2017.

On November 10, 2017, the Company entered into an assignment agreement with Mustang Capital, LLC (“Mustang”) whereby Mustang has assigned all beneficial interest into an existing Management Consulting Agreement with Elevated Portfolio Holdings, LLC.  Mustang is controlled by Mark Mersman, CEO.

Effective December 1, 2017, we entered into the Purchase Agreement, dated December 1, 2017, with Kodiak. Under the Purchase Agreement, we could from time to time, in our discretion, sell shares of our common stock to Kodiak for aggregate gross proceeds of up to $2,000,000. This Purchase Agreement was terminated by the Company on February 1, 2018, effective as of March 2, 2018.

On October 18, 2017, the Board appointed Mark Mersman as the Company’s Chief Executive Officer and Chief Information Officer and Scott Cox as the Company’s President and Chief Operating Officer.   The Company entered into employment agreements with Mark Mersman and Scott Cox.  The agreements called for the initial issuance of 100,000 shares to each of them and up to an additional 75,000 shares and 1,508,543 options to each based on the meeting of certain milestones.   The 100,000 shares to each of Mr. Mersman and Mr. Cox were issued on December 14, 2017.  15,000 shares and 2,817,085 options vested on February 6, 2018, and Mr. Mersman and Mr. Cox exercised the option to purchase 1,000,000 shares each on March 2, 2018.  These shares were issued on March 5, 2018.

On February 19, 2018, we entered into an Asset Purchase Agreement (“Purchase Agreement”) with Elevated Portfolio Holdings, LLC (“Elevated Portfolio”), whereby Elevated Education Inc., a wholly owned subsidiary of the Company (“Elevated”) agreed to purchase the intellectual property assets of Elevated Portfolio for 2,000,000 shares of the Company’s common stock, par value $0.0001 per share. Elevated Portfolio offers medically focused education modules to health professionals about the use of cannabis for health and wellness.  The Purchase Agreement was closed on March 5, 2018.  Prior to the acquisition of the intellectual property of Elevated Portfolio, Mark Mersman, the Company’s Chief Executive Officer, served as a consultant to Elevated Portfolio since the company was founded.

On July 14, 2018, the Company entered into a certain Share Exchange and Purchase Agreements (the "Share Exchange Agreements"), with the members and shareholders (“Holders”) of the following companies: 725 E

11th, LLC, a California limited liability company; Mad Creek Farm, LLC, a California limited liability company; Timothy Lane, LLC, a California limited liability company; 5 Leaf, LLC, a California limited liability company; GLML, LLC, a California limited liability company and Roots Nursery, Inc., a California corporation (the “Acquired Companies”) to acquire all of the issued and outstanding membership interests and capital stock of the Acquired Companies (the “Acquired Interests”) from the Holders, pursuant to which the Holders agreed to exchange all of the Acquired Interests of the Acquired Companies for an aggregate of 31,000,000 shares of the Company’s common stock (the “Share Exchange”).  The closing of the Share Exchange (“Closing”) took place on or about July 30, 2018.  Upon the Closing of the Share Exchange, the Company became the sole owner of the Acquired Companies and, immediately following the Share Exchange, the Holders owned approximately 76% of the issued and outstanding shares of the Company’s common stock immediately thereafter.

Review, Approval or Ratification of Transactions with Related Persons

             Although we have adopted a Code of Ethics, we still rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board of Directors reviews transactions in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

Upon the Closing of the Share Exchange, the Board of Directors will consist of five members. We are not currently subject to listing requirements of any national securities exchange that has requirements that a majority of the board of directors be “independent.” Nevertheless, our board of directors has determined that all of our directors qualify as “independent” directors in accordance with listing requirements.  In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Except as discussed above, to our knowledge, there have been no events under any bankruptcy act, criminal proceedings and no federal or state judicial or administrative orders, judgments, decrees or findings, no violations of any federal or state securities laws, and no violation of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed), executive officer (existing or proposed), promoter or control person of the Company during the past 10 years.

To our knowledge, there are no material proceedings to which any director (existing or proposed), officer (existing or proposed), affiliate of the Company, any holder of 5% or more of our currently outstanding common stock, any associate of any such director or officer, or any affiliate of such security holder that is adverse to us or has a material interest adverse to us. There are no family relationships among any of the officers and directors.

Involvement in Certain Legal Proceedings

             Except as set forth below, none of our directors or executive officers has been involved in any of the following events during the past 10 years:

 1.A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

 2.Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

 3.Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

 i.Acting as a futures commission merchant, introducing broker, commodity trading advisor,

commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.Engaging in any type of business practice; or

iii.Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

 4.Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

 5.Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

 6.Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

 7.Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

 i.Any Federal or State securities or commodities law or regulation; or

ii.Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

 8.Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Meetings and Committees of the Board

Our Board of Directors has a standing Audit Committee. To date, our Board of Directors has not established a Compensation, Nominating or Governance Committee, in part because our Board of Directors believes that, at this stage of our development, all of our directors should be actively involved in the matters which would be addressed by such a committee. We may, in the future, establish a Compensation, Nominating or Governance Committee. We believe each of the directors serving on our Audit Committee is an independent director pursuant to NASD Rule 4200(a) (15).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who own more than 10% of the outstanding Shares to file reports of ownership and changes in ownership concerning their Shares with the SEC and to furnish us with copies of all Section 16(a) forms they file. We are required to disclose delinquent filings of reports by such persons.

Family Relationships

             There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

             Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment. While we seek a diversity of experience, viewpoints and backgrounds on the Board, we have not established a formal policy regarding diversity in identifying directors.

Board Leadership Structure and Role on Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines and considers and approves or disapproves any related-person transactions. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Mr. Robert Bench serves as the Company’s Chief Financial Officer. Mr. Mark Mersman serves as the Company’s Chief Executive Officer and as a director.  We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. The directors evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.  Our Board of Directors are exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

The following table sets forth information for the three months ended March 31, 2018 and for the years ended December 31, 2017 and 2016, regarding the compensation awarded to, earned by or paid to the Company’s non-employee directors.  Compensation for those directors that also are part of the Company’s management team is set forth in the section entitled “Executive Compensation” below.

Name	Year	Fees Earned or Paid in Cash($)	Option Awards ($)(1)	Stock Awards ($)	Total($)
Ben Esque	2018		29,982		29,982
Mads H. Frederiksen	2017			5,000	5,000
	2016			15,000	15,000
Soren Jonassen	2016				10,000
Ole Sigetty	2018		23,063		23,063
	2017			5,000	5,000
	2016			10,000	10,000
Morten Krarup	2016			10,000	10,000
Morton Albaek	2017			5,000	5,000
	2016			10,000	10,000
Allen Vertergaard	2017			15,000	15,000
Jorgen Rasmussen	2017			5,000	5,000
Annette Norgaard	2017			2,900	2,900
Kristoffer Ewald	2017			2,900	2,900
(1)				There were no Option Awards to non-executive directors during the years ended December 31, 2017 or 2016.

In August 2016, the Board of Directors approved stock compensation for the period July 1, 2016 to June 30, 2017. Each of the four board members would receive 725 post-split shares of common stock, the chairman would receive 1,087 post-split shares of common stock and the secretary would receive 272 post-split shares of common stock. The shares were issued during 2017, prior to the end of the contract period.

In August 2016, the Board of Directors approved stock payments for services to Directors Soren Jonassen (1,033 post-split shares) and Ole Sigetty (2,138 post-split shares) for professional services from July 1, 2016 to June 30, 2017.  The shares were issued during 2017, prior to the end of the contract period.

Compensation

Our board of directors is responsible for determining compensation for the directors of our Company to ensure it reflects the responsibilities and risks of being a director of a public company.

Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named person for services rendered in all capacities for the three months ended March 31, 2018 and for the years ended December 31, 2017 and 2016.  No other executive officers received total annual compensation in excess of $100,000.

Person	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Comp ($)	All Other Comp ($)	Total ($)
Mark Mersman (1)	2018	30,000						30,000
	2017	25,000		51,000	136,286			212,286
Scott Cox (2)	2018	30,000						30,000
	2017	25,000		51,000	136,286			212,286
Morten Krarup (3)	2017	82,000						82,000
	2016	123,700						123,700
Ulrik Moll (4)	2016	117,735						117,735
Robert K. Bench (5)	2018	15,000			242,173			15,000
	2017	112,000		230,002				112,000
	2016	90,500						90,500
Brian Mertz (6)	2017	124,055						212,561
	2016	40,500		88,506				270,502

(1) Mr. Mersman has served as the Company’s Chief Executive Officer since October 18, 2017.

(2) Mr. Cox has served as the Company’s President and Chief Operating Officer since October 18, 2017.

(3) Mr. Krarup was appointed as the Company’s Chief Business Development Officer on July 1, 2015

(4) Mr. Moll served as the Company’s Chief Executive Officer from June 26, 2015 to July 6, 2016.

(5) Mr. Bench has served as the Company’s Chief Financial Officer since November 30, 2008.

(6) Mr. Mertz served as the Company’s Chief Executive Officer from July 6, 2016 to October 18, 2017 and as a Director until April 20, 2018.

Security Ownership of Principal Shareholders, Directors and Officers

The following table sets forth the number of shares of our common stock beneficially owned by the following persons or groups as of July 30, 2018 (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our executive officers and directors and (iii) all of our executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In determining the percentages, the following table assumes 40,851,439 shares of our common stock are issued and outstanding.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders
Ellen Gee (3)	7,750,000		7,750,000	18.97%
Sam Mac (4)	11,470,000		11,470,000	28.07%
Eric Tran (5)	9,920,000		9,920,000	24.28%
Other Officers and Directors
Mark Mersman	1,808,542	—	1,808,542	4.43%
Scott Cox (6)	1,608,543	—	1,608,543	3.94%
Ben Esque (7)	—	130,000	130,000	0.31%
Robert Bench (8)	29,570	1,000,000	1,029,570	2.52%
Ole Sigetty (9)	19,676	100,000	119,676	0.29%
All directors and executive officers as a group (six persons)	32,557,085	1,230,000	33,787,085	82.71%

(1) (2)

The address is the address of the Company, 626 East 1820 North, Orem, UT 84097.

 Except as indicated, each person has sole voting and/or investment power over the shares listed, subject to applicable community property laws.  There are no options granted or outstanding.

(3)	Proposed Director. Shares issued in connection with acquisition of Acquired Entities.
(4)	Proposed Director. Shares issued in connection with acquisition of Acquired Entities.
(5)	Proposed Director. Shares issued in connection with acquisition of Acquired Entities.
(6)	Resigned as director effective July 16, 2018.
(7)	Resigned as director effective July 16, 2018.
(8)	Includes 298 shares owned by Vector Capital, LLC, an entity controlled by Mr. Bench, President and Chief Financial Officer
(9)	Includes 2,222 shares owned by FPP ApS, an entity owned and controlled by Mr. Sigetty, a member of the Board of Directors

Changes in Control

As set forth in this information statement, the Company is a party to those certain Share Exchange and Purchase Agreements dated July 16, 2018 (“Exchange Agreements”), pursuant to which the holders of the equity interests of the Acquired Companies agreed to exchange all of their equity interests of the Acquired Companies for 31,000,000 shares of common stock of the Company (the “Share Exchange”).  The closing of the Share Exchange (“Closing”) took place on or before July 30, 2018.  Immediately following the closing of the Share Exchange, the shareholders of the Acquired Companies held approximately 76% of the issued and outstanding shares of the Company.  As of August 1, 2018 and after the completion of a private placement of 6,061,466 shares and the issuance of shares to certain consultants, including 10,000,000 shares to Go Fund, LLC, the shareholders of the Acquired Companies hold approximately 54% of the 57,113,555 issued and outstanding shares.

The following table sets forth the number of shares of our common stock beneficially owned by the following persons or groups following the closing of the Share Exchange.  The table includes (i) each person that will be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each person that will be an executive officer and director and (iii) all persons that will be executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In determining the percentages, the following table assumes 57,113,555 shares of our common stock are issued and outstanding as of August 1, 2018.

Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of August 1, 2018, whether through the exercise or conversion of any stock option, convertible security, warrant or other right.  The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

Name and Address (1)	Number of Shares Beneficially Owned Post Share Exchange (2)	Percentage of Beneficial Ownership Post Share Exchange
Lance Dalton (3)	10,000,000	17.51%
Mark Mersman	1,883,542	3.30%
Scott Cox	1,683,543	2.95%
Robert Bench (4)	1,029,570	1.80%
Ole Sigetty (5)	119,676	0.21%
Sam Mac	11,470,000	20.08%
Ellen Gee	7,750,000	13.57%
Eric Tran	9,920,000	17.37%
All current directors and executive officers as a group (seven persons)	43,856,331	76.79%

(1) (2)

The address is the address of the Company, 626 East 1820 North, Orem, UT 84097.

 Except as indicated, each person has sole voting and/or investment power over the shares listed, subject to applicable community property laws.  There are no options granted or outstanding.

(3)	Includes 10,000,000 shares owned by Go Fund LLC.
(3)	Includes 295 shares owned by Vector Capital, LLC, an entity controlled by Mr. Bench, President and Chief Financial Officer
(4)	Includes 2,222 shares owned by FPP ApS, an entity owned and controlled by Mr. Sigetty, a member of the Board of Directors

Additional Information

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

NEWBRIDGE GLOBAL VENTURES, INC.

August 2, 2018	By:	/s/Mark Mersman
Mark Mersman, Chief Executive Officer